# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WRAP TECHNOLOGIES, INC., CIK 0001702924
CUSIP: 98212N107
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 3480 MAIN HWY, SUITE 202, 3480 MAIN HWY, SUITE 202, MIAMI, Florida (FL), 33133
Date of event which requires filing of this statement: 07/09/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001239811-26-000001
Filed by CIK 0001239811

## Reporting persons
- NORRIS ELWOOD G: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stephanie A. Norris, Trustee of the Norris Family 1997 Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Norris Family 1997 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: WRAP TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 3480 MAIN HWY, SUITE 202, 3480 MAIN HWY, SUITE 202, MIAMI, FLORIDA, 33133.

## Item 2. Person Filing
Name of person filing: This Form 13G is being filed by Elwood G. Norris and Stephanie A. Norris, Trustees of the Norris Family 1997 Trust and by the Norris Family 1997 Trust
Address of principal business office or, if none, residence:
The address for all the filing persons is:
15891 Blue Crystal Trail
Poway, CA 92064
Citizenship: All the filing persons are citizens of, or organized in, the United States

## Item 4. Ownership
Amount beneficially owned:
Elwood G. Norris: -0- shares

Stephanie A. Norris: -0- shares

Norris Family 1997 Trust: -0- shares
Percent of class:
Elwood G. Norris: -0-%

Stephanie A. Norris: -0-%

Norris Family 1997 Trust: -0-%
Sole power to vote or to direct the vote:
Elwood G. Norris: -0- shares

Stephanie A. Norris: -0- shares

Norris Family 1997 Trust: -0- shares
Shared power to vote or to direct the vote:
Elwood G. Norris: -0- shares

Stephanie A. Norris: -0- shares

Norris Family 1997 Trust: -0- shares
Sole power to dispose or to direct the disposition:
Elwood G. Norris: -0- shares

Stephanie A. Norris: -0- shares

Norris Family 1997 Trust: -0- shares
Shared power to dispose or to direct the disposition:
Elwood G. Norris: -0- shares

Stephanie A. Norris: -0- shares

Norris Family 1997 Trust: -0- shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- NORRIS ELWOOD G: /s/ Elwood G. Norris, Elwood G. Norris (07/09/2026)
- Stephanie A. Norris, Trustee of the Norris Family 1997 Trust: /s/ Stephanie A. Norris, Stephanie A. Norris (07/09/2026)
- Norris Family 1997 Trust: /s/ Elwood G. Norris, Elwood G. Norris/Trustee (07/09/2026)